UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Schroder Series Trust (the “Trust”) and its last remaining series Schroder Core Bond Fund (the “Fund”)

3. Securities and Exchange Commission File No.: 811-07840

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Freedom Valley Drive

Oaks, Pennsylvania 19456

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sean Graber

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103-2921

215-963-5598

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Schroder Series Trust

One Freedom Valley Drive

Oaks, Pennsylvania 19456

212-641-3800

Schroder Investment Management North America Inc. (records relating to its services as investment adviser to the series of the Trust)

7 Bryant Park

New York, New York 10018

212-641-3800

SEI Investments Global Funds Services (records relating to its services as administrator to the series of the Trust)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

610-676-1000

J.P. Morgan Chase Bank (records relating to its services as custodian to the series of the Trust)

270 Park Avenue

New York, New York 10017

212-270-6000

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ]  Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Schroder Investment Management North America Inc.

7 Bryant Park

New York, New York 10018

 Schroder Investment Management North America Limited
1 London Wall Place
London EC2Y 5AU

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

SEI Investments Distribution Co.

One Freedom Valley Drive
Oaks, Pennsylvania 19456

Schroder Fund Advisors LLC

7 Bryant Park

New York, New York 10018

13.	If the fund is a unit investment trust (“UIT”) provide: N/A
(a)	Depositor's name(s) and address(es):
(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-__________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

June 24, 2021

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

The reorganization of the Schroder Core Bond Fund was approved by the Fund’s shareholders at a special shareholder meeting held on November 3, 2021.

If No, explain:

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X ] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

November 12, 2021

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: N/A

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

  (See question 18 above)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $282,712.85

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately): The Fund incurred approximately $8,800 in transaction costs before the Merger to align its portfolio with the surviving fund’s portfolio (“Transaction Costs”).

Other expenses of the Merger not borne by the Fund consist of:

Audit Expenses:	$36,000

Proxy costs (printing/postage/solicitation):	$51,925.32

State filing fees:	$1,605.15

(iv) Total expenses (sum of lines (i)-(iii) above): approximately $381,043.32

(b)	How were those expenses allocated? The Transaction Costs were paid by the Fund. All other costs of the Merger are borne by Hartford Funds Management Company LLC (“Hartford”) and Schroder Investment Management North America Inc. (“Schroders”). Schroders is the investment adviser to the Fund. Hartford is the investment adviser to the Hartford Schroders Sustainable Core Bond Fund, which acquired the Fund. See response to Item 26.
(c)	Who paid those expenses? The Transaction Costs were paid by the Fund. Hartford and Schroders have paid or will pay the other expenses of the merger.
(d)	How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Hartford Schroders Sustainable Core Bond Fund, a series of The Hartford Mutual Funds II, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-00558
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Hartford Mutual Funds II, Inc.
SEC File No. 333-258850
Accession Number: 0001193125-21-276014
Conformed Submission Type: 497
Filed: September 17, 2021

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Schroder Series Trust, (ii) he is the Vice President and Secretary of Schroder Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ James Bernstein
James Bernstein